Exhibit 99.5

Independent Auditors' Report

Members
SG2 Holdings, LLC

We have audited the accompanying financial statements of SG2 Holdings, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SG2 Holdings, LLC and Subsidiary at December 31, 2016 and 2015, and the consolidated results of their income and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Frazier & Deeter, LLC
Atlanta, Georgia
February 28, 2017

CONSOLIDATED BALANCE SHEETS
SG2 Holdings, LLC and Subsidiary

	December 31, 2016	December 31, 2015
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$148	$581
Receivables:
Customer accounts receivable	4,660	7,729
Affiliated companies	37	—
Other receivables	83	80
Prepaid expenses	3,770	2,862
Total current assets	8,698	11,252
Noncurrent assets:
Property, plant, and equipment:
In service	712,487	712,037
Less accumulated provision for depreciation	(44,830)	(24,427)
Plant in service, net of depreciation	667,657	687,610
Prepaid transmission services	15,713	16,995
Total noncurrent assets	683,370	704,605
Total Assets	$692,068	$715,857
Liabilities and Members' Equity
Liabilities:
Current Liabilities:
Accounts payable	$618	$611
Accounts payable - affiliated	26	175
Accrued taxes	—	655
Long-Term service agreement accrual	744	726
Total current liabilities	1,388	2,167
Noncurrent liabilities:
Asset retirement obligations	6,172	5,896
Other deferred credits and liabilities	707	377
Total noncurrent liabilities	6,879	6,273
Members’ equity:
Capital	659,731	698,465
Retained earnings	24,070	8,952
Total members’ equity	683,801	707,417
Total Liabilities and Members’ Equity	$692,068	$715,857
Commitments and Contingent Matters (See notes)

The accompanying notes are an integral part of these consolidated financial statements.

1

CONSOLIDATED STATEMENTS OF INCOME
SG2 Holdings, LLC and Subsidiary

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in thousands)
Operating Revenues	$42,988	$41,951
Operating Expenses:
Operations and maintenance	7,809	8,260
Depreciation	20,680	22,465
Taxes other than income taxes	(372)	884
Total operating expenses	28,117	31,609
Operating Income	14,871	10,342
Interest income	604	634
Other expense	(357)	(441)
Net Income	$15,118	$10,535

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
SG2 Holdings, LLC and Subsidiary

Total Members' Equity
(in thousands)
Balance at December 31, 2014	$719,769
Capital contributions	5,994
Capital distributions	(28,881)
Net income	10,535
Balance at December 31, 2015	$707,417
Capital distributions	(38,734)
Net income	15,118
Balance at December 31, 2016	$683,801

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SG2 Holdings, LLC and Subsidiary

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in thousands)
Operating Activities:
Net income	$15,118	$10,535
Adjustments to reconcile net income to net cash provided from operating activities —
Depreciation	20,680	22,465
Other, net	689	585
Changes in certain current assets and liabilities —
Receivables	3,031	(5,024)
Other current assets	11	(361)
Accounts payable	(142)	(1,312)
Taxes accrued	(655)	603
Other current liabilities	19	192
Net cash provided from operating activities	38,751	27,683
Investing Activities:
Property additions	(450)	(24)
Construction receivables/payables, net	—	(4,715)
Net cash used for investing activities	(450)	(4,739)
Financing Activities:
Proceeds from capital contributions	—	5,994
Distributions to members	(38,734)	(28,881)
Net cash used for financing activities	(38,734)	(22,887)
Net Change in Cash and Cash Equivalents	(433)	57
Cash and Cash Equivalents at Beginning of Period	581	524
Cash and Cash Equivalents at End of Period	$148	$581

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SG2 Holdings, LLC and Subsidiary

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SG2 Holdings, LLC (SG2 Holdings) is a holding company that was formed on September 5, 2014 and on October 22, 2014 acquired 100% of the membership interests of SG2 Imperial Valley, LLC (Imperial Valley, and collectively, the Company). Imperial Valley was formed on December 13, 2011 for the purpose of developing, constructing, owning and operating a utility-scale solar photovoltaic facility with a capacity of approximately 150 megawatts (MW) located in Imperial County, California, which began commercial operation on November 26, 2014.

The Company is a partnership with Class A membership interests owned by Southern Renewable Partnerships, LLC (SRP), a wholly-owned subsidiary of Southern Power Company, and Class B membership interests owned by FSAM SG2 Holdings, LLC, a wholly-owned subsidiary of 8point3 Operating Company LLC as of December 31, 2016.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements requires the use of estimates, and the actual results may differ from those estimates.

Concentration of Credit Risk

The entire output of the plant is contracted under a 25-year power purchase agreement (PPA) with San Diego Gas and Electric Company, a subsidiary of Sempra Energy, in the state of California. In addition the PPA requires that a portion of the revenues are collected directly from the California Independent System Operator. The Company has a significant concentration of credit risk related to its accounts receivable arising from the PPA, however, the Company does not believe significant credit risk exists at December 31, 2016, because of the creditworthiness of the counterparties.

Cash and Cash Equivalents

The Company considers unrestricted cash on hand and deposits in banks to be cash and cash equivalents; such balances approximated fair value at December 31, 2016.

Income Taxes

The Company and its subsidiary are limited liability companies treated as a partnership and a single-member disregarded entity, respectively, for income tax purposes. As such, federal and state income taxes are generally not recognized at the entity level but instead, income is taxed at the owner-member level. Accordingly, the partnership does not have liabilities for federal or state taxes and, therefore, no current income taxes or deferred income taxes are reflected in the consolidated financial statements.

Property, Plant and Equipment

Property, plant, and equipment (PP&E) is stated at original cost, less accumulated depreciation. Capital additions and betterments that increase the useful lives of the assets are capitalized. Solar facility equipment and related assets are depreciated over their estimated useful lives of up to 35 years on a straight-line basis. The Company’s significant estimates include the carrying amount and the estimated useful lives of its long-lived assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SG2 Holdings, LLC and Subsidiary

Asset Retirement Obligations

Asset retirement obligations are computed as the present value of the ultimate costs for an asset’s future retirement and are recorded in the period in which the liability is incurred and accreted to their future value. The costs are capitalized as part of the related long-lived asset and depreciated over 35 years.

The Company’s asset retirement obligations relate to leased land upon which the solar facility was constructed. Upon termination of the lease, the leased land must be restored to an agreed-upon condition. See Note 3 for further information.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If the estimate of undiscounted future cash flows is less than the carrying value of the asset, the fair value of the asset is determined and a loss is recorded. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change. As of December 31, 2016, no impairment has been recorded.

Prepaid Transmission Services

In conjunction with the acquisition of Imperial Valley, the Company acquired a long-term prepaid for transmission services that represents network and transmission upgrades that will be reimbursed to the Company through reductions to transmission invoices from the Imperial Irrigation District over approximately 19 years. The prepaid was recorded at fair value at the acquisition date. Transmission costs are expensed and the prepaid is reduced as transmission services are rendered. The current portion of the prepaid transmission services, included in prepaid expenses was $3.2 million and $2.3 million at December 31, 2016 and 2015, respectively.

Revenues

The Company is a lessor under the terms of a 25-year PPA for the sale of electricity and green attributes. The PPA has been evaluated and classified as an operating lease. Under this agreement, the revenues are accounted for as contingent rents and thus the Company recognizes revenue based upon rates specified in the PPA when the electricity is delivered. The Company commenced the recognition of revenue in the consolidated statement of income upon commercial operation of the facility on November 26, 2014.

2. MEMBERS’ EQUITY

SG2 Holdings operates under the amended Limited Liability Company Agreement dated November 26, 2014.

For the year ended December 31, 2015, the Company received equity contributions of $6.0 million. The Class A Member contributed $4.2 million and the Class B Member contributed $1.8 million during 2015. The Company did not receive any equity contributions during the year ended December 31, 2016.

The Class A Member owns 100% of the Class A membership interests of SG2 Holdings and is entitled to 51% of all cash distributions from SG2 Holdings. The Class B Member owns 100% of the Class B membership interests of SG2 Holdings and is entitled to 49% of all cash distributions from SG2 Holdings. In addition, the Class A Member is entitled to substantially all of the federal tax benefits with respect to the solar facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SG2 Holdings, LLC and Subsidiary

3. ASSET RETIREMENT OBLIGATIONS

The Company has recorded the following asset retirement obligation:

	2016	2015
	(in thousands)
Beginning of period	$5,896	$4,475
Liability incurred	—	1,154
Accretion expense	276	267
End of period	$6,172	$5,896

The estimated liability is based on the future estimated costs associated with the dismantlement, demolition and removal of the solar power plant. The estimate of the asset retirement obligation is based on projected future retirement costs and requires management to exercise significant judgment. Such costs could differ significantly when they are incurred.

4. RELATED-PARTY TRANSACTIONS

Parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

The Company has an operations and maintenance agreement with First Solar Electric (California), Inc., a wholly-owned subsidiary of First Solar, to provide operations and maintenance services and has a management service agreement with a related party, Southern Power Company, to provide management and general and administrative services. During 2016 and 2015 the Company recorded costs of approximately $3.0 million for operations and maintenance service expenses incurred from First Solar Electric (California), Inc. and approximately $0.3 million and $0.2 million, respectively, of management and general and administrative service expenses incurred from Southern Power Company. As of December 31, 2016 and 2015, balances related to these arrangements of $26,000 and $175,000, respectively were included in accounts payable - affiliated in the accompanying balance sheet.

5. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a 30-year non-cancelable operating lease related to land for its solar facility, which contains a 10-year renewal option and inflation-adjusted rent escalation clauses. The related rentals are charged to expense on a straight-line basis. Rent expense for the years ended December 31, 2016 and 2015 under the land lease was approximately $1.6 million. The Company includes lease extensions in its computation of minimum lease payments, which are recognized on a straight-line basis over the minimum lease term.

Below is a summary of the Company’s future minimum lease commitments as of December 31, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Land leases	$1,270	$1,282	$1,295	$1,308	$1,321	$52,452	$58,928

Legal Proceedings

The Company does not have any legal proceedings that are currently pending. Occasionally, the Company may be party to various lawsuits, claims and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SG2 Holdings, LLC and Subsidiary

Environmental Contingencies

The Company reviews its obligations as they relate to compliance with environmental laws, including site restoration and remediation. As of December 31, 2016 and December 31, 2015, there were no known environmental contingencies that required the Company to recognize a liability.

6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2017, the date these financial statements were available to be issued.